Exhibit 12.1

MICHAEL FOODS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the Periods Ended

(In thousands, Except Ratios)

	Company		Predecessor
	Year	Six Months	Six Months
	Ended	Ended	Ended	Year ended,
	December 31,	January 1,	June 26,	January 2,	January 3,	December 29,
	2011	2011	2010	2010	2009	2007
Earnings:
Earnings (loss) before income taxes and equity in losses of unconsolidated subsidiary	$14,103	$3,256	$(47,989)	$92,862	$53,916	$30,320
Add:
Fixed charges	99,501	53,987	32,172	62,002	58,591	68,456
Subtract:
Interest capitalized	(374)	(86)	(133)	(468)	0	(93)

Adjusted Earnings	$113,230	$57,157	$(15,950)	$154,396	$112,507	$98,683

Fixed Charges:
Interest expensed	$81,985	$47,289	$27,799	$53,728	$52,708	$62,046
Interest portion of rentals	938	1,001	975	1,916	1,847	1,761
Interest rate swap contracts	6,500	0	0	0	0	0
Amortization of financing costs	10,078	5,697	3,398	6,358	4,036	4,649

	$99,501	$53,987	$32,172	$62,002	$58,591	$68,456

Ratio of earnings to fixed charges	1.14	1.06	0	2.49	1.92	1.44